SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

RESONANT INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

(CUSIP Number)

Terry Lingren

Chief Executive Officer

Resonant Inc.

110 Castilian Drive, Suite 100

Goleta, California 93117

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 29, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    ☐.

CUSIP No. 127537207	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Superconductor Technologies Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 127537207	SCHEDULE 13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS Quiram, Jeffery A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 127537207	SCHEDULE 13D	Page 4 of 6 Pages

1	NAME OF REPORTING PERSONS Buchanan, William J.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 127537207	SCHEDULE 13D	Page 5 of 6 Pages

This filing amends that certain initial Schedule 13D filed on June 13, 2014, by the Reporting Persons (defined below).

Item 1.	Security and Issuer.

The class of securities to which this Schedule 13D Amendment relates is the common stock (the “Common Stock”), of Resonant Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 110 Castilian Drive, Suite 100, Goleta, California 93117.

Item 2.	Identity and Background.

This Schedule 13D Amendment is being filed by Superconductor Technologies Inc. (“STI”), Jeffrey A. Quiram (“Jeffrey Quiram”), and William J. Buchanan (“William Buchanan”) (each a “Reporting Person” and collectively, the “Reporting Persons”).

(b)	The principal business address of each Reporting Person is 9101 Wall Street, Suite 1300, Austin, TX 78754.

(c) STI develops and commercializes high temperature superconductor materials and related technologies. Jeffrey Quiram and William Buchanan are the president and chief executive officer and chief financial officer, respectively, of STI, and each has sole voting and dispositive power over shares owned by STI.

(d)(e) During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	STI is a Delaware corporation. Jeffrey Quiram and William Buchanan are citizens of the United States of America.

Although this filing is being made jointly by the Reporting Persons, each of the Reporting Persons expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended, or otherwise.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

On September 29, 2014, STI sold 700,000 shares of Common Stock in a private transaction at a gross price of $5.092 per share.

Item 5.	Interest in Securities of the Issuer.

None.

Item 7.	Material to Be Filed as Exhibits.

None.

CUSIP No. 127537207	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 24, 2014

Superconductor Technologies Inc.

By:	/s/ William J. Buchanan
William J. Buchanan, Chief Financial Officer

/s/ Jeffrey A. Quiram
Jeffrey A. Quiram

/s/ William J. Buchanan
William J. Buchanan